Filed by Oplink Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Oplink Communications, Inc.
Commission File No. 000-31581